Exhibit 99.1
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2021 and September 30, 2022	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2021 and 2022	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2021 and 2022	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2022	F-7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-9

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$ Note 2(d)
Assets
Current assets:
Cash and cash equivalents	7,523,108	5,466,115	768,414
Time deposits	7,632,334	11,946,427	1,679,402
Accounts receivable, net	1,382,328	1,298,075	182,480
Amount due from related parties	2,041,316	1,728,527	242,992
Prepayments and other current assets	2,807,048	2,382,487	334,926
Short-term investments	15,060,722	6,528,634	917,781

Total current assets	36,446,856	29,350,265	4,125,995

Non-current assets:
Property and equipment, net	1,350,256	1,383,123	194,436
Production cost, net	1,083,772	1,758,955	247,270
Intangible assets, net	3,835,600	4,584,414	644,467
Deferred tax assets	36,355	36,355	5,111
Goodwill	2,338,303	2,725,130	383,093
Long-term investments, net	5,502,524	5,907,854	830,513
Other long-term assets	1,459,485	1,854,357	260,681

Total non-current assets	15,606,295	18,250,188	2,565,571

Total assets	52,053,151	47,600,453	6,691,566

Liabilities
Current liabilities:
Accounts payable	4,360,906	4,730,920	665,062
Salary and welfare payable	995,451	991,170	139,336
Taxes payable	203,770	253,289	35,607
Short-term loan and current portion of long-term debt	1,232,106	6,953,943	977,570
Deferred revenue	2,645,389	2,853,111	401,084
Accrued liabilities and other payables	2,416,955	2,052,393	288,522
Amount due to related parties	216,434	94,661	13,307

Total current liabilities	12,071,011	17,929,487	2,520,488

Non-current liabilities:
Long-term debt	17,784,092	12,301,692	1,729,344
Other long-term liabilities	481,982	825,754	116,083

Total non-current liabilities	18,266,074	13,127,446	1,845,427

Total liabilities	30,337,085	31,056,933	4,365,915

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)
(All amounts in thousands, except for share data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$ Note 2(d)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$ 0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2021; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of September 30, 2022)	52	52	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 309,656,738 shares issued, 306,889,473 shares outstanding as of December 31, 2021; US$0.0001 par value; 9,800,000,000 shares authorized, 316,201,738 shares issued, 310,103,538 shares outstanding as of September 30, 2022)	199	200	28
Additional paid-in capital	35,929,961	36,368,270	5,112,570
Statutory reserves	24,621	24,621	3,461
Accumulated other comprehensive (loss) /income	(279,862)	119,899	16,855
Accumulated deficit	(13,971,304)	(19,973,663)	(2,807,853)

Total Bilibili Inc.’s shareholders’ equity	21,703,667	16,539,379	2,325,068

Noncontrolling interests	12,399	4,141	583

Total shareholders’ equity	21,716,066	16,543,520	2,325,651

Total liabilities and shareholders’ equity	52,053,151	47,600,453	6,691,566

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the Nine Months Ended September 30
	2021	2022	2022
	RMB	RMB	US$ Note 2(d)
Net revenues
Mobile games	3,795,576	3,875,385	544,793
Value-added services	5,040,368	6,365,361	894,828
Advertising	2,935,805	3,553,856	499,593
E-commerce and others	1,831,152	1,962,079	275,825
Total net revenues	13,602,901	15,756,681	2,215,039

Cost of revenues	(10,657,556)	(13,156,939)	(1,849,573)

Gross profit	2,945,345	2,599,742	365,466
Operating expenses:
Sales and marketing expenses	(4,033,248)	(3,654,596)	(513,755)
General and administrative expenses	(1,299,386)	(1,704,327)	(239,590)
Research and development expenses	(2,042,245)	(3,271,561)	(459,909)

Total operating expenses	(7,374,879)	(8,630,484)	(1,213,254)

Loss from operations	(4,429,534)	(6,030,742)	(847,788)
Other (expense)/income:
Investment loss, net (including impairments)	(100,852)	(365,670)	(51,405)
Interest income	43,784	172,745	24,284
Interest expense	(105,370)	(187,365)	(26,339)
Exchange losses	(19,560)	(84,393)	(11,864)
Others, net	(38,938)	568,492	79,917

Total other (expense)/income, net	(220,936)	103,809	14,593

Loss before tax	(4,650,470)	(5,926,933)	(833,195)
Income tax	(62,502)	(83,684)	(11,764)

Net loss	(4,712,972)	(6,010,617)	(844,959)
Net loss attributable to noncontrolling interests	11,758	8,258	1,161

Net loss attributable to the Bilibili Inc.’s shareholders	(4,701,214)	(6,002,359)	(843,798)

Net loss	(4,712,972)	(6,010,617)	(844,959)

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(174,120)	399,761	56,197
Total other comprehensive loss	(174,120)	399,761	56,197

Total comprehensive loss	(4,887,092)	(5,610,856)	(788,762)

Net loss attributable to noncontrolling interests	11,758	8,258	1,161

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(4,875,334)	(5,602,598)	(787,601)

Net loss per share, basic	(12.50)	(15.22)	(2.14)
Net loss per share, diluted	(12.50)	(15.22)	(2.14)
Net loss per ADS, basic	(12.50)	(15.22)	(2.14)
Net loss per ADS, diluted	(12.50)	(15.22)	(2.14)
Weighted average number of ordinary shares, basic	376,073,065	394,452,475	394,452,475
Weighted average number of ordinary shares, diluted	376,073,065	394,452,475	394,452,475
Weighted average number of ADS, basic	376,073,065	394,452,475	394,452,475
Weighted average number of ADS, diluted	376,073,065	394,452,475	394,452,475
Share-based compensation expenses included in:
Cost of revenues	50,069	54,188	7,618
Sales and marketing expenses	38,195	41,226	5,795
General and administrative expenses	387,857	418,295	58,803
Research and development expenses	216,226	272,179	38,262
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204
Net loss	—	—	—	—	—	—	—	(4,701,214)	(11,758)	(4,712,972)
Share-based compensation	—	—	—	—	692,347	—	—	—	—	692,347
Share issuance from exercise of share options	—	—	2,533,229	2	—	—	—	—	—	2
Share issuance upon secondary public offering (“HK IPO”), net of issuance costs of HKD 337,143	—	—	28,750,000	18	19,266,792	—	—	—	—	19,266,810
Issuance ordinary shares related to long-term investment	—	—	1,045,700	1	(1)	—	—	—	—	—
Share issuance upon the conversion of convertible senior notes	—	—	2,854,277	3	449,908	—	—	—	—	449,911
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	2,040	2,040
Acquisition of subsidiaries	—	—	484,183	1	265,060	—	—	—	(14,749)	250,312
Purchase of noncontrolling interests	—	—	—	—	(12,613)	—	—	—	(120,680)	(133,293)
Foreign currency translation adjustment	—	—	—	—	—	—	(174,120)	—	—	(174,120)

Balance at September 30, 2021	83,715,114	52	303,872,227	197	35,277,795	17,884	(32,991)	(11,876,553)	36,857	23,423,241

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	83,715,114	52	306,889,473	199	35,929,961	24,621	(279,862)	(13,971,304)	12,399	21,716,066
Net loss	—	—	—	—	—	—	—	(6,002,359)	(8,258)	(6,010,617)
Share-based compensation	—	—	—	—	785,888	—	—	—	—	785,888
Issuance of Class Z ordinary shares upon exercise of stock options	—	—	3,169,065	3	—	—	—	—	—	3
Repurchase of shares	—	—	(2,640,832)	(2)	(347,579)	—	—	—	—	(347,581)
Purchase of noncontrolling interests	—	—	45,000	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	399,761	—	—	399,761

Balance at September 30, 2022	83,715,114	52	307,462,706	200	36,368,270	24,621	119,899	(19,973,663)	4,141	16,543,520

The accompanying
note
s are an
integral
part
o
f
these unaudited interim condensed consolidated financial statements
.

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ Note 2(d)
Cash flows from operating activities:
Net loss	(4,712,972)	(6,010,617)	(844,959)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	371,172	556,788	78,272
Amortization of intangible assets	1,348,504	1,936,404	272,215
Amortization of right-of-use assets	117,451	177,641	24,972
Amortization of debt issuance costs	16,621	34,816	4,894
Share-based compensation expenses	692,347	785,888	110,478
Allowance for doubtful accounts	103,408	110,483	15,531
Inventory provision	12,269	138,633	19,489
Deferred income taxes	(4,541)	(23,634)	(3,322)
Unrealized exchange (gains)/ losses	(1,282)	3,004	422
Unrealized fair value changes of investments	88,155	(24,214)	(3,404)
Loss on disposal of property and equipment	611	362	51
Gain on disposal of long-term investments and subsidiaries	—	(49,146)	(6,909)
Loss from equity method investments	19,548	113,245	15,920
Revaluation of previously held equity interests	12,562	(152,153)	(21,389)
Impairments of long-term investments	65,432	306,916	43,146
Gain of convertible senior notes repurchase	—	(475,790)	(66,885)
Changes in operating assets and liabilities:
Accounts receivable	(356,950)	(762)	(107)
Amount due from related parties	(9,098)	(41,453)	(5,827)
Prepayments and other assets	(1,230,303)	(506,422)	(71,192)
Other long-term assets	(134,362)	(462,231)	(64,979)
Accounts payable	697,953	412,886	58,043
Salary and welfare payable	164,397	(14,243)	(2,002)
Taxes payable	21,916	67,729	9,521
Deferred revenue	509,174	207,722	29,201
Accrued liabilities and other payables	189,396	(549,178)	(77,202)
Amount due to related parties	—	(34,856)	(4,900)
Other long-term liabilities	(5,686)	288,068	40,497
Net cash used in operating activities	(2,024,278)	(3,204,114)	(450,425)

Cash flows from investing activities:
Purchase of property and equipment	(603,001)	(716,372)	(100,706)
Purchase of intangible assets	(2,015,992)	(1,502,941)	(211,280)
Purchase of short-term investments	(45,832,390)	(63,493,711)	(8,925,805)
Maturities of short-term investments	40,173,128	73,086,219	10,274,298
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(230,770)	(1,128,353)	(158,621)
Cash paid for long-term investments including loans	(4,310,998)	(1,420,927)	(199,751)
Repayment of loans from investees	534,125	555,586	78,103
Cash received from disposal/return of investments	45,842	293,888	41,314
Placements of time deposits	(6,582,567)	(9,548,566)	(1,342,316)
Maturities of time deposits	6,728,120	6,262,530	880,373
Impact to cash resulting from deconsolidation of subsidiaries	—	(125)	(18)
Net cash (used in)/ provided by investing activities	(12,094,503)	2,387,228	335,591

Cash flows from financing activities:
Proceeds of short-term loans	1,034,797	1,261,371	177,321
Repayment of short-term loans	(214,882)	(1,152,651)	(162,037)
Purchase of noncontrolling interests	(58,488)	(56,741)	(7,977)
Capital injections from noncontrolling interests	2,040	—	—
Proceeds from exercise of employees’ share options	2	3	*
Proceeds from issuance of ordinary shares, net of issuance costs of HKD 337,143	19,288,423	—	—
Repurchase of convertible senior notes	—	(1,270,953)	(178,668)
Repurchase of shares	—	(347,581)	(48,862)
Net cash provided by/ (used in) financing activities	20,051,892	(1,566,552)	(220,223)

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(140,983)	326,445	45,889
Net increase/ (decrease) in cash and cash equivalents	5,792,128	(2,056,993)	(289,168)
Cash and cash equivalents at beginning of the period	4,678,109	7,523,108	1,057,582

Cash and cash equivalents at end of the period	10,470,237	5,466,115	768,414

BILIBILI INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(All amounts in thousands)

	For the Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ Note 2(d)
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	56,237	57,340	8,061
Cash paid for interest expense	77,667	128,152	18,015
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchase financed by accounts payable	393,431	47,180	6,633
Acquisitions and investments financed by payables	281,889	250,860	35,265
Intangible assets purchases financed by payables	801,547	898,165	126,262
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	829,748	—	—
Issuance of ordinary shares in connection with debt conversion	449,911	—	—
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations
Bilibili Inc. (the “Company” or “Bilibili”) is an online entertainment platform for young generations. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).
In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).
On October 3, 2022, the Company’s voluntary conversion of its secondary
listing status to
primary
listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.
As of September 30, 2022, the Company’s major
subsidiaries
, VIEs and subsidiaries of the VIEs are as
follows
:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities

Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	100	E-commerce and advertising

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities

Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC, 2014	100	Video distribution and game distribution
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100	Game distribution
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100	E-commerce platform

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2021 and September 30, 2022 and for the nine months ended September 30, 2021 and 2022 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31 2021	September 30 2022
	RMB in thousands
Cash and cash equivalents	377,114	1,194,334
Time deposits	6,997	4,251
Accounts receivable, net	524,311	686,362
Amounts due from Group companies	391,951	490,723
Amount due from related parties	101,983	160,130
Prepayments and other current assets	1,806,185	1,231,955
Short-term investments	927,124	710,278
Long-term investments, net	1,745,466	1,965,835
Other non-current assets	4,926,989	6,096,639

Total assets	10,808,120	12,540,507

Accounts payable	3,164,301	3,709,339
Salary and welfare payables	343,008	255,228
Taxes payable	128,817	168,576
Short-term loans	400,000	404,928
Deferred revenue	2,192,460	2,241,761
Accrued liabilities and other payables	1,184,523	983,903
Amounts due to the Group companies	7,214,146	11,694,322
Amounts due to related parties	117,901	12,251
Other long-term payable	222,719	261,002

Total liabilities	14,967,875	19,731,310

Total Bilibili Inc’s shareholders’ deficit	(4,170,459)	(7,194,530)
Noncontrolling interests	10,704	3,727

Total shareholders’ deficit	(4,159,755)	(7,190,803)

Total liabilities and shareholders’ deficit	10,808,120	12,540,507

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

	For the Nine Months Ended September 30,
	2021	2022
	RMB in thousands
Third-party revenues	9,289,751	10,797,212
Inter-company revenues	594,290	677,915

Total revenues	9,884,041	11,475,127
Net loss	(2,498,479)	(3,086,200)

	For the Nine Months Ended September 30,
	2021	2022
	RMB in thousands
Net cash provided by operating activities	156,350	352,823

Net cash used in investing activities	(2,257,450)	(1,695,391)

Net cash provided by financing activities	2,207,639	2,186,996

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Operations (Continued)

Liquidity
The Group incurred net losses of RMB4,713.0 million and RMB6,010.6 million for the nine months ended September 30, 2021 and 2022, respectively. Net cash used in operating activities was RMB2,024.3 million and RMB3,204.1 million for the nine months ended September 30, 2021 and 2022, respectively. Accumulated deficit was RMB13,971.3 million and RMB19,973.7 million as of December 31, 2021 and September 30, 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange, raising HKD22.9 billion (RMB19.3 billion), after deducting commissions and offering expenses, and the Company completed an offering of convertible senior notes due December 2026 (the “December 2026 Notes”), raising US$1,576.6 million (RMB10.1 billion
), after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies

a)	Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation
S-X.
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of September 30, 2022, and the results of operations and cash flows for the nine months ended September 30, 2021 and 2022. The consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes as of and for the year ended December 31, 2021. Results for the nine months ended September 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b)	Principles of consolidation
The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary.
Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.
All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Significant Accounting Policies (Continued)

c)	Use of estimates
The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

d)	Convenience Translation
Translations of balances on the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.1135
, representing
the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

e)	Contract Balances
Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the year was RMB1,947.2 million and RMB2,503.2 million for the nine months ended September 30, 2021 and 2022, respectively.

f)	Receivables, net
The following table sets out movements of the allowance for doubtful accounts for the nine months ended September 30, 2021 and 2022:

	For the Nine Months Ended September 30,
	2021	2022
	RMB in thousands
Beginning balance	121,003	292,473

Provisions	103,408	110,483
Write-offs	—	(6,854)
Ending balance	224,411	396,102

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks

a)	Telecommunications service provider
The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the nine months ended September 30, 2021 and 2022 was as follows:

	For the Nine Months Ended September 30,
	2021	2022
Total number of telecommunications service providers	120	144
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	57%	47%

b)	Foreign currency exchange rate risk
The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, and long-term debt denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c)	Credit risk
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable, and money market funds (recorded in the short-term investments) and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2021 and September 30, 2022, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2021 and September
 30, 2022.
One
distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2021. There was no
distribution channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of September 30, 2022.

RMB in thousands	December 31, 2021	September 30, 2022
Distribution channel A	171,680	N/A

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Concentrations and Risks (Continued)

d)	Major customers and supplying channels
No single customer represented 10% or more of the Group’s net revenues for the nine months ended September 30, 2021 and 2022, respectively.
The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the nine months ended September 30, 2021 and 2022 , respectively.

e)	Mobile games
Mobile game revenues accounted for 28% and 25% of the Group’s total net revenues for the nine months ended September 30, 2021 and 2022, respectively.
No mobile games individually contributed more than
10
% of the Group’s total net revenues for the nine months ended September 30, 2021 and 2022, respectively.

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2021	September 30, 2022

	RMB in thousands
Prepayments for revenue sharing cost*	1,117,431	872,959
Inventories, net	455,767	533,561
Prepayments for sales tax	523,282	412,345
Prepayments of marketing and other operational expenses	181,764	134,064
Prepayments to inventory suppliers	94,746	93,097
Interest income receivable	10,927	80,221
Loans to investees or ongoing investments	68,681	55,284
Prepayments for content cost	73,496	53,099
Deposits	106,555	29,723
Prepayments/receivables relating to jointly invested content	36,246	27,011
Others	138,153	91,123

Total	2,807,048	2,382,487

*
App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going
services to
end-users.
The related direct and incremental platform commissions are deferred and reported in “Prepayments and Other Current Assets” on the unaudited interim condensed consolidated balance sheets.

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Short-term Investments
The following is a summary of short-term investments:

	December 31, 2021	September 30, 2022

	RMB in thousands
Financial products	13,583,580	4,535,682
Investments in publicly traded companies	1,426,946	1,992,952
Money market funds	50,196	—

Total	15,060,722	6,528,634

The Group recorded investment income of RMB194.3 million and RMB421.4 million related to short-term investments on the unaudited interim condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021 and 2022, respectively.

6.	Property and Equipment, Net
The following is a summary of property and equipment, net:

	December 31, 2021	September 30, 2022

	RMB in thousands
Leasehold improvements	221,280	280,427
Servers and computers	2,277,947	2,794,207
Others	59,871	61,426

Total	2,559,098	3,136,060
Less: accumulated depreciation	(1,208,842)	(1,752,937)

Net book value	1,350,256	1,383,123

Depreciation expenses were RMB371.2 million and RMB556.8 million for the nine months ended September 30, 2021 and 2022, respectively. No impairment charge was recognized for any of periods presented.

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Intangible Assets, Net
The following is a summary of intangible assets, net:

	As of December 31, 2021
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	5,567,213	(3,245,622)	2,321,591
License rights of mobile games	455,687	(229,559)	226,128
Intellectual property and others	1,674,232	(386,351)	1,287,881

Total	7,697,132	(3,861,532)	3,835,600

	As of September 30, 2022
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	7,035,303	(4,331,825)	2,703,478
License rights of mobile games	423,268	(286,043)	137,225
Intellectual property and others	2,332,959	(589,248)	1,743,711

Total	9,791,530	(5,207,116)	4,584,414

Amortization expenses were RMB1,348.5 million and RMB 1,936.4 million for the nine months ended September 30, 2021 and 2022, respectively. No impairment charge was recognized for any of periods presented.

F-1

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Long-term Investments, Net
The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2021	September 30, 2022

	RMB in thousands
Equity investments using the measurement alternative	3,344,465	3,141,885
Equity investments accounted for using the equity method	1,235,289	1,976,323
Investments accounted for at fair value	922,770	789,646

Total	5,502,524	5,907,854

Equity investments using the measurement alternative
The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up
companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments.
A loss of RMB12.6 million and a gain of RMB 152.2 million
re-measurement
 of equity investments accounted for using the measurement alternative was recognized for the nine months ended September 30, 2021 and 2022, respectively.
The Group recorded impairment charges for long-term investments of RMB65.4 million and RMB306.9 million as “Investment loss, net (including impairments)” for the nine months ended September 30, 2021 and 2022, respectively, as the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.
Equity investments accounted for using the equity method
RMB19.5 million and RMB113.2 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment loss, net (including impairments)” for the nine months ended September 30, 2021 and 2022, respectively.
Investments accounted for at fair value
Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities great than one year and investments in publicly traded companies with an intention of holding greater than one year. A loss of RMB175.7 million and RMB299.9 million resulted from the change in fair value was recognized in “Investment loss, net (including impairments)” for the nine months ended September 30, 2021 and 2022, respectively.

F-

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Taxation
Composition of income tax
The following table presents the composition of income tax expenses for the nine months ended September 30, 2021 and 2022:

	For the nine months ended September 30
	2021	2022

	RMB in thousands
Current income tax expenses	54,341	97,994
Withholding income tax expenses	12,702	9,324
Deferred tax benefits	(4,541)	(23,634)

Total	62,502	83,684

The Group’s effective tax rate for the nine months ended September 30, 2021 and 2022 was
-1.3%
and
-1.4%,
respectively. The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

F-

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Taxes Payable
The following is a summary of taxes payable as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	RMB in thousands
EIT payable	69,773	106,184
Withholding income tax payable	29,242	46,071
Withholding individual income taxes for employees	44,968	43,842
VAT payable	52,614	23,352
Others	7,173	33,840

Total	203,770	253,289

11.	Short-term loan and current portion of long-term debt

	Balance at December 31, 2021,			Balance at September 30, 2022
	Interest Rate Range	Maturity Date	Amount	Interest Rate Range	Maturity Date	Amount
			RMB in thousands			RMB in thousands
Unsecured bank loans	3.60%~3.70%	Within 12 months	943,658	3.10%~3.70%	Within 12 months	1,100,018
Unsecured borrowing	3.95%	Within 12 months	288,448	3.79%	Within 12 months	240,906
2027 Notes(Note 13)	N/A	N/A	—	1.25%	Within 12 months	5,613,019

Total			1,232,106			6,953,943

F-2
2

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.	Accrued Liabilities and Other Payables
The following is a
summary
of ac
cru
ed liabilities and other payables as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	RMB in thousands
Accrued marketing expenses	1,321,776	752,416
Payables to producers and licensors	139,951	608,100
Leasing liabilities-current portion	206,758	256,312
Consideration payable for acquisitions and investments	526,453	159,360
Professional fees	64,510	62,422
Deposit	40,445	47,004
Interest payable	26,469	40,158
Other staff related cost	5,325	22,849
Advances from/payables to third parties	14,386	18,016
Others	70,882	85,756

Total	2,416,955	2,052,393

13.	Convertible senior notes
April 2026 Notes
In April 2019, the Group issued US$500.0 million of 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.
Holders of the April 2026 Notes may require the Company to repurchase all or part of their April 2026 Notes in cash on April 1, 2024 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the nine months ended September 30, 2021 and 2022, the 2026 Notes related interest expense was US$6.3 million (RMB40.5 million) and US$5.7 million (RMB37.5 million), respectively.

F-2
3

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Convertible senior notes (Continued)

2027 Notes
In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.
Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100%
of the principal amount, plus accrued and unpaid interest.
The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the nine months ended September 30, 2021 and 2022, the 2027 Notes related interest expense was US$8.9 million (RMB57.8 million) and US$9.0 million (RMB59.0 million), respectively.
As of September 30, 2022, RMB5,613.0 million (US$ 789.1 million) of 2027 Notes are short-term in nature because the 2027 Notes holder had a non-contingent option to require the Group to repurchase for cash all or any portion of their 2027 Notes within one year.
December 2026 Notes
In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$ 1,576.6 million (RMB 10.1 billion), net of issuance costs of US$23.4 million (RMB 149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.
Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the nine months ended September 30, 2022, the December 2026 Notes related interest expense was US$8.3 million (RMB54.9 million), respectively.

F-2
4

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Convertible senior notes (Continued)

As of December 31, 2021, and September 30, 2022, the principal amount of April 2026 Notes was RMB2,737.5 million and RMB3,048.3 million, respectively. The unamortized debt issuance costs were RMB39.8 million and RMB36.6 million as of December 31, 2021 and September 30, 2022, respectively.
As of December 31, 2021, and September 30,2022, the principal amount of 2027 Notes was RMB5,100.6 million and RMB5,679.8 million, respectively. The unamortized debt issuance costs were RMB69.2 million and RMB66.8 million as of December 31, 2021 and September 30, 2022, respectively.
As of December 31, 2021, and September 30, 2022, the principal amount of December 2026 Notes was RMB10,201.1 million and RMB 9,404.4 million, respectively. The unamortized debt issuance costs were RMB146.0 million and RMB114.4 million as of December 31, 2021 and September 30, 2022, respectively.
During the year ended 2021, US$70.6 million in aggregate principal amount of April 2026 Notes were converted, pursuant to which the Company issued 2,854,253 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital. During the nine months ended September 30, 2022, no April 2026 Notes were converted.
During the year ended 2021, US$1,000 in aggregate principal amount of 2027 Notes were converted, pursuant to which the Company issued 24 ADSs to the holders of such Notes. Accordingly, the balance of the notes converted were derecognized and recorded as ordinary shares and additional paid-in
capital. During the nine months ended September 30, 2022, no 2027 Notes were converted.
As of September 30, 2022, the Company repurchased an aggregate principal amount of US$
275.4

million (RMB1.8 billion) of December 2026 Notes for a total cash consideration of US$
197.7 million (RMB1.3
billion), with the gain of US$ 74.0 million (RMB475.8 million).
The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2021 and September 30, 2022:

	December 31,	September 30,	Effective interest rate
	2021	2022
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	2,697,698	3,011,738	1.74%
2027 Notes	5,031,312	—	1.52%
December 2026 Notes	10,055,082	9,289,954	0.80%

Carrying value	17,784,092	12,301,692
Unamortized discount and debt issuance costs	255,033	151,051

Total principal amounts of unsecured senior notes	18,039,125	12,452,743

F-2
5

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Share-based Compensation
As of September 30, 2022, total unrecognized compensation expenses related to unvested awards granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB3,900.8 million, which is expected to be recognized over a weighted-average period of 3.7 years and may be adjusted for future changes in estimated forfeitures.
The following table presents a summary of the Group’s share options activities for the nine months ended September 30, 2022:

	Total Number of shares	Weighted Average Exercise Price
	(In thousands)	US$
Outstanding at January 1, 2022	22,510	2.0010
Granted	5,830	0.0036
Exercised	(3,169)	0.0001
Forfeited	(1,642)	0.3455

Outstanding at September 30, 2022	23,529	1.8944

Exercisable at September 30, 2022	4,037	3.3579

The weighted average grant date fair value of share options granted for the nine months ended September 30, 2022 was RMB126.8 (US$18.5) per share, respectively.

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Net Loss per Share
For the nine months ended September 30, 2021 and 2022, the Company had potential ordinary shares, including share options granted and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the nine months ended September 30, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.
For the nine months ended September 30, 2021, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,143,917 shares, 19,164,376 shares and 19,641,280 shares, respectively.
For the nine months ended September 30, 2022, the numbers of share options and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 2,581,321 shares, 17,347,747 shares, 19,641,256 shares and 15,013,771 shares, respectively.
The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2021 and 2022:

	For the Nine Months Ended September 30,
	2021	2022

	RMB in thousands, except for share and per share data
Numerator:
Net loss	(4,712,972)	(6,010,617)
Net loss attributable to noncontrolling interests	11,758	8,258

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(4,701,214)	(6,002,359)

Denominator:
Weighted average number of ordinary shares outstanding, basic	376,073,065	394,452,475
Weighted average number of ordinary shares outstanding, diluted	376,073,065	394,452,475
Net loss per share, basic	(12.50)	(15.22)
Net loss per share, diluted	(12.50)	(15.22)

F-2
7

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.	Related Party Transactions and Balances
The Group entered into the following significant related party transactions for the periods presented:

	For the Nine Months Ended September 30,
	2021	2022

	RMB in thousands
Purchases of goods and services	56,494	150,298
Transfer of long-term investments 1	—	275,000
Sales of goods and services	11,078	13,082
Investment income and interest income	3,109	67,162
The Group had the following significant related party balances as of December 31, 2021 and September 30, 2022, respectively:

	December 31, 2021	September 30, 2022

	RMB in thousands
Amount due from related parties
Due from an investment fund	48,135	176,188
Due from an entity (“Entity” 2 )	1,709,689	1,299,473
Due from other investees	283,492	252,866

Total	2,041,316	1,728,527

Amount due to related parties	216,434	94,661

1.
In September 2022, the Company transferred several equity investments of the Group to an investment fund, of which the Company is as a limited partner. Pro forma results of operations for the disposed investments have not been presented because they were not material to the unaudited interim condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021 and 2022, either individually or in aggregate.

2.
The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The Company made capital contribution of RMB1,530.5 million and provided interest-bearing guaranteed loans of RMB 1,254.8 million to the Entity for its operation. The balance as of September 30, 2022 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.3%.

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Acquisitions
Transactions with one animation content production company (“Anime Business”)
Prior to 2021, the Group held 8.1% equity share of Anime Business through several investments with preferred rights, which was accounted for as long-term investments using alternative measure method. In January 2021, the Group acquired remaining equity with the total consideration of RMB612.3 million, including the cash consideration of RMB369.1 million and 400,000 restricted Class Z ordinary shares. Upon the completion of this transaction in January 2021, the Group held 100% of equity interests in the Anime Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Anime Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	189,763
Intangible assets
—Brand	85,000	8 years
—Vendor relationship	75,000	10 years
—Non-compete clause	54,000	6 years
Goodwill	283,402

Total	687,165

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	369,124
Share consideration	243,203
Fair value of previously held equity interests	74,838

Total	687,165

Goodwill arising from this acquisition was attributable to the synergies between ability of animation content production and the Group’s strategy to expand its content library.

F-2
9

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Acquisitions (Continued)

Transactions with one Comics distribution company (“Comics Business”)
In November 2021, the Company signed an agreement to acquire all of the equity interests in Comics Business with a total cash consideration of RMB600.0 million. Upon the completion of this transaction, the Group held 100 % of equity interests in the Comics Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Comics Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	48,764
Intangible assets
—Brand	23,000	10 years
—User base	11,000	3 years
—Copyrights	269,000	8 years
—Technology	4,000	3 years
—Non-compete clause	5,000	2 years
Deferred tax liabilities	(42,133)
Goodwill	281,369

Total	600,000

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	600,000
Goodwill arising from this acquisition was attributable to the synergies between ability of comics distribution and the Group’s strategy to expand its content library.

F-

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Acquisitions (Continued)

Transactions with one game development company (“Game Business”)
In February 2022, the Company signed an agreement to acquire all of the equity interests in Game Business with a total cash consideration of RMB800.0 million. Upon the completion of this transaction, the Group held 100% of equity interests in the Game Business, which became a consolidated subsidiary of the Group.
The consideration of acquisition of Game Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	333,830
Intangible assets
—Non-compete clause	111,000	6 years
—Others	50,965	5 years
Deferred tax liabilities	(40,491)
Goodwill	344,696

Total	800,000

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	800,000
Goodwill arising from this acquisition was attributable to the Group’s strategy to expand its self-developed capacity in game development.

F-

BILIBILI INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Acquisitions (Continued)

Other acquisitions
For the years ended December 31, 2021 and the nine months ended September 30, 2022, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions are summarized in the following table:

	For the Year Ended December 31, 2021	For the nine months ended September 30, 2022

	Amount		Amortization Period
	RMB in thousands
Net assets acquired	28,320	85,369
Intangible assets
—Brand	66,000	—	5 years
—Customer relationship	83,000	—	5 years
—Non-compete clause	28,000	9,000	6 years
—Others	71,100	61,000	1 to 10 years
Deferred tax liabilities	—	(17,500)
Goodwill	477,746	42,131

Total	754,166	180,000

Total purchase price comprised of:

	Amount
	RMB in thousands
Cash consideration	244,949	150,000
Share consideration	391,244	—
Fair value of previously held equity interests	117,973	30,000

Total	754,166	180,000

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and to the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022, either individually or in aggregate.

18.	Subsequent Events
On top of the repurchase shares with the amount of
US$
53.6 million (RMB347.6
million) during the nine months ended September 30, 2022, in the fo
u
rth quarter 2022, the Company repurchased an aggregate principal amount of
US$
54.0
 million (RMB385.7 million) of 2027 Notes for a total cash consideration of US$
49.3
 million (RMB352.0
million) and an aggregate principal amount of US$492.9 million (RMB3.4 billion) of December 2026 Notes for a total cash consideration of US$370.9 million (RMB2.6 billion).

F-32